River Glen Cocktails, Inc.

Financial Statements

with
Independent Accountants' Review Report
May 17, 2023

Table of Contents

Independent Accountants' Review Report…………………………………………………………………2

Balance Sheet…………………………………………………………………………………………….3

Statement of Income…………………………………………………………………………………….4

Statement of Owner's Equity……………………………………………………………………….5

Statement of Cash Flows…………………………………………………………………………6

Notes to the Financial Statements…………………………………………………………….7



BRIAN H. ROSENBERG
Certified Public Accountant

Independent Accountant's Review Report

Shareholders of
River Glen Cocktails, Inc.

I have reviewed the accompanying financial statements of River Glen Cocktails, Inc., which comprise the balance sheet as of May 17, 2023, and the related statements of income, changes in owner's equity and cash flows then ended. A review includes primarily applying analytical procedures to owners' financial data and making inquiries of company owners. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
Owner is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagement in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion. I am required to be independent of River Glen, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BR, CPA

Delray Beach, Florida

May 17, 2023

160 Congress Park Drive, Suite 117 • Delray Beach, FL 33445
Phone: 561-278-9280 • Fax: 561-431-3786 • email: bhrcpa@gmail.com

River Glen Cocktails, Inc.
Balance Sheet
As of May 17, 2023

ASSETS		
Current Assets		
Checking/Savings		
TD Bank	$	-
Total Checking/Savings		-
Total Current Assets		-
Fixed Assets		
Intangible Assets		
Kentucky 10 Bourbon IP		2,000,000
Noteworthy Flavored Bourbon IP		1,000,000
Total Intangible Assets		3,000,000
Total Fixed Assets		3,000,000
TOTAL ASSETS		**3,000,000**
LIABILITIES & EQUITY		
Equity		
Capital Account		3,000,000
Total Equity		3,000,000
TOTAL LIABILITIES & EQUITY	$	**3,000,000**

River Glen Cocktails, Inc.
Statements of Income
May 4, 2023 - May 17, 2023

Ordinary Income/Expense	
Income	
Sales	$ -
Total Income	0
Cost of Goods Sold	
Cost of Goods	0
Total COGS	0
Gross Profit	0
Expense	
Auto and Truck Expenses	0
Bank Service Charges	0
Legal Expenses	0
Manpower	0
Marketing & Promotional	0
Product Development	0
Total Expense	0
Net Ordinary Income	0
Net Income	$ -

River Glen Cocktails, Inc
Statement of Owner's Equity
May 4, 2023 - May 17, 2023

Owner's Equity at May 4, 2023	$ -
Owner's Contributions	3,000,000
Net Income	0
Owner's Equity at May 17, 2023	**$ 3,000,000**

River Glen Cocktails, Inc.
Statement of Cash Flows
May 4, 2023 - May 17, 2023

Cash at beginning of period	$	-
OPERATING ACTIVITIES		
Net Income		-
INVESTING ACTIVITIES		
Net cash provided by Investing Activities	0	
FINANCING ACTIVITIES		
Owner's Contribution		-
Net cash provided by Financing Activities		-
Net cash increase for period		-
Cash at end of period	$	-

Notes to the Financial Statements

Note 1 - Description of the Organization

River Glen Cocktails, Inc. was established May 4, 2023, which is wholly owned by River Glen, LLC.   The entity will be used to raise additional capital per the agreement with Start Engine.

Note 2 – Subsequent Events

River Glen Cocktails, Inc. has evaluated subsequent events through May 17, 2023, which is the date the financial statements were available to be issued. River Glen Cocktails, Inc. is not aware of any material subsequent events.

Note 3 – Entity to Continue as a Going Concern

The ability of the Company to continue as a going concern is dependent upon the success of the business plan and raising of additional capital. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Note 4 – Intangible Assets

The Company holds certain intangible assets that are considered to have an indefinite useful life. In accordance with accounting principles generally accepted in the United States of America, the Company assesses the recoverability of these intangible assets on an annual basis. The decision not to amortize these assets is based on the management's judgment that there is no foreseeable limit to the period over which the assets are expected to contribute to the Company's cash flows.

The intangible asset with an indefinite life is subject to impairment testing in accordance with ASC 350 in the United States. Management conducts impairment assessments by comparing the carrying value of the asset to its fair value. If the carrying value exceeds the fair value, an impairment loss is recognized.

As of May 17, 2023, management has determined that there are no indicators of impairment, and the carrying amount of the intangible asset is considered recoverable.

It is important to note that the determination of an indefinite life for these intangible assets involves significant management judgment and assumptions about future events. Changes in circumstances or the occurrence of new information may impact on the Company's assessment of the indefinite useful life and could result in future impairment charges.

The Company will continue to monitor events and circumstances that may affect the recoverability of the intangible asset and will perform impairment testing when indicators of impairment arise. Management believes that the current carrying value of the intangible asset is representative of its fair value.